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9800 Fredericksburg Road
San Antonio, Texas 78288

Mr. Asen Parachkevov                                                                                                           April 17, 2015
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference: Responses to Comments on Post-Effective Amendment No. 107 to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (File Nos. 033-65572; 811-7852)

Dear Mr. Parachkevov,

On behalf of the above-referenced registrant, set forth below are the comments that were provided by the staff (Staff) of the U.S. Securities and Exchange Commission (the SEC) on April 15, 2015, concerning Post-Effective Amendment No. 107 (the Post-Effective Amendment) to the Registration Statement on Form N-1A of USAA Mutual Funds Trust (the Trust), which was filed with the SEC on February 27, 2015, on behalf of the USAA S&P 500 Index Fund and USAA Nasdaq-100 Index Fund, series of the Trust (the Funds), and the Trust’s responses thereto. The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any persons under the federal securities laws of the United States.

The Staff’s comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

Prospectus:

1. Comment: Please state whether the adviser or an affiliate reserves the right to recoup any fee amounts waived.

Response: Neither the adviser nor any of its affiliates reserves the right to recoup any fee amounts waived.

2. Comment: Confirm that the Expense Examples for each Fund reflect waivers only in the first year.

Response: The Trust confirms that the Expense Examples reflect waivers only in the first year.

3. Comment: In the “Tax Information” section on pages 14 and 21, please clarify that tax-deferred accounts may be subject to taxation on withdrawal.

Response: The Trust has made the requested change.

4. Comment: In the principal investment strategy on page 17, please disclose that the USAA Nasdaq-100 Index Fund may be concentrated in specific industries to the extent that the Nasdaq-100 Index is so concentrated.

Response: The Trust has made the requested change.

5. Comment: The Staff notes that on page 26 the prospectus discloses the risks of investing in futures and options.  Please include corresponding disclosure in the principal investment strategy disclosure.

Response: The Trust respectfully declines to add disclosure to the principal investment strategies for USAA S&P 500 Index and Nasdaq-100 Index Fund. The risks described on pages 10 and 17 are principal risks, and a discussion of the Funds’ investments in futures and options is included in the Funds’ non-principal strategy under the heading “Will the Funds purchase other types of securities?” on page 25 of the prospectus.

USAA S&P 500 Index Fund & USAA Nasdaq-100 Index Fund SAI

6. Comment: Please confirm that the table on page 100 of the SAI describing the trustees’ qualifications includes directorships within the responses under the heading entitled “Principal Occupation(s) During the Past 5 Years, Other Directorships Held and Experience.”

Response: The Trust confirms that the responses in this table include directorships.

If you have any questions with respect to the enclosed, please contact me at (210) 498-0034.

Sincerely,

/S/ DANIEL MAVICO

Daniel Mavico
Assistant Secretary
USAA Mutual Funds Trust